UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Numbers 000-51937 and 000-51938
COMPASS DIVERSIFIED HOLDINGS; THE NASDAQ STOCK MARKET LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
COMPASS GROUP DIVERSIFIED HOLDINGS LLC; THE NASDAQ STOCK MARKET LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Sixty One Wilton Road, Second Floor, Westport, CT 06880
Telephone Number: 203-221-1703

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
SHARES REPRESENTING BENEFICIAL INTERESTS
IN COMPASS DIVERSIFIED HOLDINGS

(Description of class of securities)
TRUST INTERESTS OF
COMPASS GROUP DIVERSIFIED HOLDINGS LLC

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.l2d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)
☐         Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☑         Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, each of Compass Diversified Holdings and Compass Group Diversified Holdings LLC (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for tiling the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Chief Financial Officer,
October 25, 2010	/s/ James J. Bottiglieri	Compass Group Diversified Holdings LLC

Date	Name	Title
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-I as applicable. See General Instructions.